Filed pursuant to Rule 253(g)(2)

File No. 024-12341

SUPPLEMENT NO. 1 DATED MAY 1, 2024

TO OFFERING CIRCULAR DATED FEBRUARY 14, 2024

GOLFSUITES 1, INC.

650 E. BLOOMINGDALE AVE. BRANDON, FL 33511

(813) 621-5000

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated February 14, 2024, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

See the Offering Circular HERE.

GolfSuites 1, Inc. (the “company”) closed the GolfSuites Tulsa facility as of April 23, 2024. In addition, the company has recently filed its annual report on Form 1-K, which contains the following:

•	An updated description of the business, including the closure of the Tulsa Facility please see – “Litigation”, “Management’s Discussion and Analysis” and our consolidated financial statement (specifically, the “Consolidating Statement of Operations”) for additional information.

•	Audited financial statements for the fiscal year ending on December 31, 2024.

The Form 1-K can be found HERE, and is hereby incorporated by reference .